richard.alsop@shearman.com 212.848.7333 (Direct) 646.848.7333 (Fax)	October 16, 2013

Via Email and EDGAR Correspondence Filing

Mr. Jay Ingram, Legal Branch Chief Ms. Asia Timmons-Pierce, Staff Attorney U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-3561

ADS Waste Holdings, Inc.

Registration Statement on Form S-4

(File No. 333-191109)

Responses to SEC Comments to Form S-4 filed on September 12, 2013

Dear Mr. Ingram:

On behalf of ADS Waste Holdings, Inc. (the “Company” or “we” or “us”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated October 9, 2013, relating to the registration statement on Form S-4 (File No. 333-191109) of the Company filed on September 12, 2013 (the “Registration Statement”). Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.

This letter should also be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on October 16, 2013. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1. To assist the Staff, we are delivering a copy of this letter and a comparison draft showing the changes made in Amendment No. 1.

Comments to Registration Statement Received in Letter Dated October 4, 2013

General

1.	We note that you are registering the 8 1⁄4% Senior Notes and Guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company is filing concurrently with this response letter a supplemental letter stating that it is registering the exchange offers in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No Action Letter”), and such letter will include the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

2.	We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight Eastern Time on the 20th business day and the offer must remain open continuously until at least that time. Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: In response to the Staff’s comment, we confirm that the offer will be open for at least twenty full business days to be in compliance with Rule 14e-1(a). We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	We note that your exchange notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by all of your current and future U.S. subsidiaries that guarantee your senior secured credit facilities. Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X.

Response: The Company believes that it qualifies for the treatment set forth in Rule 3-10(f) of Regulation S-X, because each of the subsidiary guarantors is 100% owned by the Company and the guarantees are full and unconditional and joint and several. Further, because the Company has no independent assets or operations and its only non-guarantor subsidiary is “minor” the Company has not provided the condensed consolidating financial information called for by Rule 3-10(f)(4), but has instead provided the financial statement disclosures called for by Note 1 to Rule 3-10(f). Please refer to footnote 15 to the audited consolidated financial statements of the Company in Amendment No. 1 for the required footnote disclosures. Disclosure to this effect is also included on p. 105 of the prospectus under “Description of Other Indebtedness.”

4.	Please revise your filing to include the pro forma earnings per share data required by Article 11-02(b)(7) of Regulation S-X.

Response: In response to the Staff’s comment, we have added disclosure on pages 13 and 33 of the prospectus in Amendment No. 1 to provide the pro forma earnings per share data required by Article 11-02(b)(7) of Regulation S-X.

5.	Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response: We confirm that we will monitor the updating requirements of Rule 3-12 of Regulation S-X.

Market, Industry and Financial Data, page ii

6.	If true, please confirm that all market and industry data was not commissioned by you for a fee for use in the registration statement.

Response: In response to the Staff’s comment, we confirm that no market and industry data was commissioned by us for use in the registration statement.

Prospectus Summary, page 1

Our Company, page 1

7.	Supplementally please provide supporting documentation for all of the statistical and similar market and industry disclosures you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the statements you make in your prospectus. With respect to the following factual statements, please disclose in the filing whether the source of the information is management’s belief, industry data, general articles, or another source:

•	“We are the largest privately owned non-hazardous solid waste management company in the…” [page 1]

•	“We are a leader in environmental services, providing non-hazardous solid waste collection, transfer, recycling and disposal services…” [page 1]

Please note that the above list is not meant to be exclusive.

Response: In response to the Staff’s comment, we are providing supplementally information that supports our statements that we are the largest privately owned non-hazardous solid waste company in the United States and the fourth largest overall. Our belief is based on our analysis of information available from Waste Business Journal’s Waste Market Overview & Outlook 2012, giving pro forma effect to the Veolia acquisition. We believe this information also supports our contention that we are a leader in environmental services. In addition, we have modified the disclosure on pages 1, 36 and 68 to reflect the basis for our conclusion. Also, we removed the reference to our holding a top three position in most of our key markets on page 1 of the prospectus.

Our Competitive Strengths, page 2

8.	We note that you have incurred losses for fiscal years ended December 31, 2012, 2011 and 2010. Please balance your disclosure with your history of net losses, as reflected in the financial statements.

Response: In response to the Staff’s comment, we have added a section entitled “Risk Factors” in the prospectus summary immediately following Our Strategy, on page 5 that summarizes key risks, including the Company’s history of losses.

Risk Factors, page 17

General

9.	Please add a risk factor addressing your history of net losses.

Response: In response to the Staff’s comment, we have added a new risk factor addressing our history of net losses on page 22 of the prospectus.

Our financial and operating performance may be affected by the inability in some instances to renew landfill operating permits, obtain new landfills or expand existing ones…, page 21

10.	We note that in 2013 the Agency of Natural Resources denied landfill certification of Moretown Landfill, Inc. and ordered you to close your Moretown landfill. Please revise your risk factors to include disclosure related to your closure of Moretown landfill or any other landfill closures. Please disclose the impact of the loss of your Moretown landfill in your MD&A.

Response: In response to the Staff’s comment, we have supplemented the disclosure in the specified Risk Factor on page 23 to refer to the Moretown closure. With respect to the MD&A, we respectfully refer the Staff to the disclosure in the second bullet of the six month revenue comparison on page 39 of the prospectus in Amendment No. 1 and the disclosures under the headings “East Segment” in the Comparison of Reportable Segments on pages 52 and 53, which address the impact of the Moretown landfill closure. Refer also to the response to comment 12 below.

Management’s Discussion and Analysis…Results of Operations, page 34

Senior Secured Credit Facilities, page 54

11.	We note your disclosure that you are in compliance with all covenants associated with your various debt agreements. In cases where financial covenants exist, please expand your disclosure to provide the actual and required financial ratios for each agreement as of your most recent fiscal year end and interim balance sheet date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants.

Response: In response to the Staff’s comment, we have revised the disclosure on page 57 of the prospectus to include disclosure of the actual and required financial ratios for each agreement as of the Company’s most recent fiscal year end and interim balance sheet date.

Critical Accounting Policies and Estimates, page 57

Landfill Accounting, page 58

12.	As discussed on page 61, one of your landfill sites was deemed to be impaired at December 31, 2012, due to permitting issues, resulting in an impairment charge of $43.7 million in the East region. Please expand your discussion of the impairment testing for this site and any other landfill site with a fair value not substantially in excess of carrying value to include detailed disclosure specific to the site and providing investors with information to assess the probability of a future material impairment charge and to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Such disclosure could include the following:

•	Identification of the landfill site and an explanation of the specific permitting issues;

•	Carrying value of the specific landfill site;

•	Details on subsequent tests of recoverability, including quantification of the difference between the undiscounted cash flows resulting from your probability- weighted estimation approach and the carrying value;

•	Description of assumptions that are key to your testing and an explanation of different scenarios considered and how they are weighted;

•	An explanation of the degree of uncertainty associated with the key assumptions and how these cases relate to past historical results. The discussion should provide specifics to the extent possible (e.g., the valuation model assumes permitting within a defined period of time), with quantified information where available and useful to an investor’s understanding of the risk of potential additional impairment.

Refer to S-K 303(a)(3)(ii) and Section V of Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the prospectus in Amendment No. 1 to read as follows:

“The cash flow estimation process relies upon factors, such as average disposal rate, tons disposed at the landfill, number of tons permitted, costs included in the depletable base and other operating costs.

At December 31, 2012, our Moretown landfill was deemed to be impaired. In December of 2012 the Vermont Agency of Natural Resources (ANR) denied a permit for re-certification of an existing cell and the application permit for construction of a cell expansion based upon ANR’s assessment that the design of the facility did not adequately prevent nuisance odor conditions and identified potential issues with groundwater reclassifications. The Company concluded that to comply with the design specifications of the ANR it would require significant changes in the cost to design and construct the expansion cell and as a result, the expansion would no longer be profitable. Subsequently, the Company was ordered to close the landfill. Due to the denial of the permit, this landfill could only accept 20,000 tons of waste as of December 31, 2012. As a result the forecasted undiscounted cash flows for this landfill was de minimis. The impairment charge recorded for the year ended December 31, 2012 was $43.7 million, as the carrying value at December 31, 2012 was $43.7 million and the projected cash flows did not support the recovery of any of the remaining book value.

The Company has not experienced similar denials for recertification and expansion at other landfill locations. The Company actively monitors the permitting process and environmental requirements and is not aware of any circumstances at other landfills that could result in an impairment in future periods.”

Goodwill Recoverability, page 63

13.	Please revise to clarify whether you have material goodwill at reporting units that are at risk of failing step one or there are no reporting units at risk.

Response: In response to the Staff’s comment, we have supplemented the disclosure on page 67 of the Prospectus in Amendment No. 1 to state that there were no reporting units that were in danger of failing the quantitative impairment assessment for goodwill.

Business, page 65

Legal Proceedings, page 81

14.	Please expand your disclosure in this section to include the class action claims referenced in Note 5 of your financial statements. We note your disclosure in Note 5 that the preliminary approved settlement would receive final approval by the court in December 2012. Please tell us whether the court has approved the settlement.

Response: The class action claims referenced in Note 5 of the Company’s financial statements were against Veolia ES Solid Waste, Inc. which we acquired from Veolia Environnment S.A. in November 2012. Pursuant to Section 9.8 of the Stock Purchase Agreement, which is filed as Exhibit 10.3 to the Registration Statement, the seller retained all liability for such claims and also controls the litigation. We therefore respectfully submit that we believe such claims should not be disclosed under Legal Proceedings and note also that the seller has not informed us of the court’s disposition on the settlement.

Director and Executive Compensation, page 87

Cash Bonus Opportunities, page 89

Annual Cash Bonus Opportunity, page 89

15.

We note that named executive officers are eligible to earn bonuses under your MIP based on the achievement of business and performance targets. The Business Performance Factor determines 60% of the total MIP award and the Individual Performance Factor determines the remaining 40%. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the elements of individual performance that you considered in determining the base salary and annual bonuses of each named executive officers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the prospectus in Amendment No. 1 with the following:

“A target annual bonus, expressed as a percentage of base salary (between 0% and 100%), is established within each NEO’s employment agreement. This percentage may be adjusted from time to time by the compensation committee in connection with an NEO’s promotion. The MIP award, which is a cash bonus, is tied to our (i) overall financial results (the Business Performance Factor) and (ii) a combination of individual, financial and/or strategic goals appropriate for each position (the Individual Performance Factor). The Business Performance Factor determines 60% of the total MIP award and the Individual Performance Factor determines the remaining 40%.

With respect to the NEOs, financial performance is measured at the company-wide level. Financial performance relative to specified financial performance targets set annually by the Board of Directors determines the aggregate funding level of the bonus pool and the Business Performance Factor for the MIP. If the financial performance target set by the Board of Directors is met, the aggregate bonus pool amount will be set at 100% of the target amount in the annual operating budget and the specified financial performance target payout percentages will be set at 100%, subject to the compensation committee’s discretion. The compensation committee has the discretion to adjust the MIP aggregate bonus pool amount and the Business Performance Factor upwards or downwards to address special situations. Payment under the MIP is adjusted on a sliding scale in a 1:1 ratio for EBITDA below the target amount.

We believe that tying the NEOs’ bonuses to company-wide performance goals encourages collaboration across the executive leadership team. We attempt to establish the financial performance target(s) at challenging levels that are reasonably attainable if we meet our performance objectives. For fiscal 2012, we used internally-adjusted EBITDA as the Business Performance Factor because we believe that it provides a reliable indicator of our strategic growth and the strength of our cash flow and overall financial results. For purposes of fiscal 2012 bonuses, we calculated EBITDA for Advanced Disposal Services, Inc. on a stand-alone basis, without taking into account the performance of Interstate Waste, and made adjustments totaling $42.3 million for certain costs and events. As adjusted, the EBITDA measure was achieved at 95.2% of the targeted amount of $110.4 million.

After setting the Business Performance Factor, the compensation committee determines the actual bonuses paid to the NEOs based on an assessment of each NEO’s Individual Performance Factor. The Individual Performance Factor payout percentage (which impacts 40% of an NEO’s MIP award) can range from 0% to 100%. The compensation committee performs the assessment of Mr.

Appleby’s Individual Performance Factor after reviewing the written assessments of his performance against his specific goals and objectives that Mr. Appleby provided at the April meeting of the Board of Directors. The Chief Executive Officer performs the assessment of the other Named Executive Officers’ Individual Performance Factors and makes a recommendation to the compensation committee based upon his assessment of their achievement of the goals and objectives as set forth by him. For fiscal 2012, the Individual Performance Factor for each named executive officer was determined at 100% based upon each officer’s contribution to completing acquisitions, completing debt financing, developing and demonstrating cost savings from corporate restructuring and integration efforts of the businesses, while maintaining current contractual commitments by customers. The compensation committee approved the amount of each NEO’s final bonus in respect of fiscal 2012 in April 2013. The annual bonus that each NEO earned in respect of fiscal 2012 is presented in the Summary Compensation Table below.”

Grants of Plan-Based Awards in Fiscal 2012, page 93

16.	Please provide some level of narrative disclosure, either here or in the Compensation Discussion and Analysis, addressing the replacement option award referenced in footnote (4).

Response: In response to the Staff’s comment, the Company has revised the second paragraph under the heading “Long-Term Equity Incentive Awards” in the CD&A, found at page 93 of the prospectus in Amendment No. 1, read as follows:

“Prior to the acquisition of Veolia, we maintained the 2006 Equity Incentive Plan (the “2006 Plan”), under which the compensation committee granted incentive awards in the form of options to purchase shares of common stock to directors, officers and employees of us and our affiliates. Subsequent to the acquisition of Veolia, we adopted the 2012 Plan under which we may grant incentive awards in the form of stock purchase rights and common stock options based on stock of Advanced Disposal Waste Holdings Corp., our parent company, to certain officers and employees of us and our affiliates. Following the combination of the historical businesses of HWStar Holdings, Corp. and ADStar Waste Holdings, Corp. in November 2012, all prior outstanding awards under the 2006 Plan were cancelled and reissued under the 2012 Plan, with the number of shares and, where applicable, exercise price of such reissued awards determined using standard anti-dilution adjustments.”

Employment and Related Agreements of Charles C. Appleby, page 94

17.	We note your disclosure on page 100 regarding the promissory notes relating to the exercise of Advanced Disposal Stock options. Specifically, we note that your named executive officers have issued you promissory notes in the amount of $28 million. Please disclose in greater detail how your named executive officers exercised their options, including the specific amounts each officer owes under their respective promissory notes. To the extent that any loans remaining outstanding, advise us of your compliance with section 402 of the Sarbanes-Oxley Act of 2002.

Response: In response to the Staff’s comment, we advise the Staff that the stock options exercised on December 31, 2008 related to stock of Advanced Disposal. As a result of the subsequent contribution of the shares of Advanced Disposal resulting from such exercise to Advanced Disposal Waste Holdings Corp., the named executive officers hold stock in Advanced Disposal Waste Holdings Corp., the parent of ADS Holdings. Similarly, the promissory notes referred to in the disclosure on page 104 of the prospectus in Amendment No. 1 are held at the parent company level. At the time of the filing of the Registration Statement, no loans or other extensions of credit were outstanding between the Company or any of the additional registrants and any executive officer of the Company; consequently, the Company believes that it is in compliance with Section 402 of the Sarbanes-Oxley Act of 2002. The disclosure regarding the promissory notes is included in the Registration Statement because it relates to transactions between related persons of the Company (namely, the Company’s named executive officers) and the Company’s principal shareholder, but neither the Company nor any of the other registrants is or will be a party to any transaction involving the promissory notes.

Certain Relations and Related Party Transactions, page 100

Promissory Notes Relating to Exercise of Advanced Disposal Stock Options, page 100

18.	We note your disclosure on page 95 regarding Mr. Appleby’s shareholder loan repayment obligation. Please confirm that this shareholder loan relates to the exercise of Advanced Disposal Stock options referenced on page 100. Please disclose whether your other named executive officers have similar shareholder loan repayment obligations.

Response: In response to the Staff’s comment, we confirm that Mr. Appleby’s shareholder loan repayment obligation relates to his exercise of Advanced Disposal stock options on December 31, 2008; as explained in response to Comment 17, the Advanced Disposal stock resulting from such exercise was subsequently contributed to Advanced Disposal Waste Holdings Corp., the parent of the Company, in exchange for stock in Advanced Disposal Waste Holdings Corp. As disclosed at page 99 of the prospectus in Amendment No. 1 under the heading “Employment Agreement of Walter J. Hall”, Mr. Hall is also party to a stock redemption program with Advanced Disposal Waste Holdings Corp. The Company has revised the disclosure on page 99 of the prospectus relating to Mr. Hall’s employment agreement to add at the end thereof:

“Contemporaneous with the payment dates, Mr. Hall will repay in ratable amounts 33 1/3% of his outstanding shareholder loan with Advanced Disposal Waste Holdings Corp.”

Mr. Burke’s employment agreement provides for his loan with the parent company to be repaid under specified circumstances relating to the termination of his employment with the Company. The Company has revised the first paragraph of the disclosure on page 99 of the prospectus relating to Mr. Burke’s employment agreement as follows:

“On November 20, 2012, we entered into an employment agreement with Mr. Burke (the “Burke Agreement”), effective as of November 20, 2012, for a three year initial term which will be automatically extended for successive one-year periods thereafter unless one of parties provides the other with written notice of non-renewal at least sixty days prior to the end of the applicable term. The financial terms of the Burke Agreement include (1) an annual base salary of $465,000, subject to increases not less than 100% of the CPI, (2) participation in our MIP, with a target annual cash bonus amount up to 100% of his salary, (3) a one-time purchase of common stock of the parent for 1,185 shares for $1,000,000 via a cash payment of $750,000 and a note receivable issued by the parent company of $250,000 bearing interest at the applicable federal rate, and (4) a one-time grant on the effective date of 9,364 stock options, subject to certain vesting conditions dependent upon whether Mr. Burke is selected as CEO upon Mr. Appleby’s retirement, and fully and immediately vested upon change of control, death or disability. If Mr. Burke is selected as CEO upon Mr. Appleby’s retirement, all options become fully vested immediately, and Mr. Burke will repay any and all amounts due under a loan with Advanced Disposal Waste Holdings Corp., our parent company, within 30 days of such appointment. If Mr. Burke is not selected as CEO, but remains with the company, the options vest 60% on January 1, 2015 and 20% annually thereafter on January 1, and Mr. Burke will repay any and all amounts due under the loan with our parent company within 30 days of agreeing to continue employment. In the event that Mr. Burke is not selected as CEO and does not remain with the company, all options terminate and (i) Mr. Burke will receive termination payments in an amount equal to two times his base salary and bonus in effect for the previous year plus a pro-rata portion of his earned bonus, (ii) the Company will purchase Mr. Burke’s common stock of our parent company for $1,000,000 and (iii) Mr. Burke will repay any and all amounts due under the loan with our parent company within 30 days of termination. These termination payments are the same amounts that are due if Mr. Burke retires under the “Potential Payments Under Termination or Change of Control” chart below.”

None of the other named executive officers is party to a similar arrangement.

The Exchange Offer, page 102

Expiration Date; Extensions; Amendment; Termination, page 105

19.	We note that you reserve the right to extend the exchange offer by giving written notice of such extension to the exchange agent. Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-l(d).

Response: In response to Staff’s comment, the Company has added disclosure to page 109 of the prospectus in Amendment No. 1 to the effect that if we extend the exchange offer, our notice will disclose the principal amount of securities tendered as of the date of such notice in compliance with Rule 14e-1(d).

Description of Exchange Notes, page 112

Subsidiary Guarantees, page 114

20.	We note your references to the fact that the Guarantors “will jointly and severally, fully and unconditionally, guarantee the Issuer’s obligations under the Notes and the Indenture.” Given the existence of the guarantee release provisions, please revise your disclosure to indicate that there are circumstances when the subsidiary guarantors may be released from their obligations and explain those circumstances in detail. Please revise your entire prospectus accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure related to the Guarantees on the cover page and pages 11 and 116 of the prospectus in Amendment No. 1 to reference the release provisions described in detail on page 118 of the prospectus, and to summarize the release provisions on page 11.

Part II Information Not Required in Prospectus, page II-1

Exhibits and Financial Statement Schedules, page II-16

Exhibits 10.1 and 10.3

21.	We note that you have not filed the exhibits and schedules to your (i) Senior Secured Credit Agreement, dated as of October 9, 2012, attached as Exhibit 10.1; and (ii) Share Purchase Agreement, dated as of July 18, 2012, attached as Exhibit 10.3. Please file complete copies of these agreements with your next amendment.

Response: In response to Staff’s comment, the Company is refiling Exhibit 10.1 and Exhibit 10.3 with complete exhibits and schedules. Because of EDGAR size limitations, Exhibit 10.1 is being filed with Amendment No. 1 and Exhibit 10.3 will be filed on Amendment No. 2 (which will contain only that Exhibit) shortly thereafter.

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

22.	The date of the audit report for Veolia ES Solid Waste, Inc., is March 19, 2012, not March 18 as stated in the consent. Please provide a consent that refers to the proper audit report date.

Response: In response to Staff’s comment, the Company has refiled the specified consent with the corrected audit report date.

If you have any questions concerning the matters referred to in this letter, please contact the undersigned by telephone at (212) 848-7333 or email at richard.alsop@shearman.com.

Very truly yours,

/s/ Richard Alsop

Richard Alsop

cc:	JD DeSantis, Shearman & Sterling LLC

Scott E. Friedlander, General Counsel

Jennifer Lada, Director of Financial Reporting